SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 5)(1)

                             PLM INTERNATIONAL, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    69341L106
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 21, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 2 of 7 Pages
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================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              PF
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                    / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    1,326,200
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 1,326,200
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              1,326,200
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                          /  /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                14.66%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              PN
================================================================================

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 3 of 7 Pages
-----------------------------              -------------------------------------


================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                       WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              00
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              USA
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    1,326,200
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 - 0 -
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 1,326,200
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 - 0 -
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              1,326,200
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                     / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 14.66%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              IN
================================================================================

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 4 of 7 Pages
-----------------------------              -------------------------------------

         This constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 5 supplements the Schedule 13D as specifically set forth.

Item 3 is amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 1,326,200 Shares of Common Stock owned by Steel Partners II is $6,810,311. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Items 5(a) and 5(c) are amended in their entirety to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 9,046,200 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.

                  As of the close of business on November 21, 1997, Steel Partners II beneficially owned 1,326,200 Shares of Common Stock, constituting approximately 14.66% of the Shares outstanding. Mr. Lichtenstein may be deemed to beneficially own all shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 5 of 7 Pages
-----------------------------              -------------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 21, 1997                        STEEL PARTNERS II, L.P.

                                         By:     Steel Partners, L.L.C.
                                                 General Partner

                                         By:/s/ Warren G. Lichtenstein
                                            --------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         --------------------------
                                             WARREN G. LICHTENSTEIN

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 6 of 7 Pages
-----------------------------              -------------------------------------

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



   Shares of Common                    Price Per              Date of
    Stock Purchased                    Share                  Purchase
    ---------------                    -----                  --------

                             STEEL PARTNERS II, L.P.

          2,800                       5.79500                  9/23/97
          6,400                       5.60750                  9/30/97
            500                       5.67000                 10/02/97
          2,600                       5.67000                 10/06/97
          4,000                       5.60750                 10/07/97
          4,400                       5.60750                 10/08/97
          3,300                       5.60750                 10/09/97
          1,100                       5.60750                 10/10/97
          1,700                       5.60750                 10/13/97
          1,000                       5.67000                 10/14/97
         31,000                       5.83270                 10/15/97
          1,400                       5.70000                 10/22/97
          8,300                       5.58261                 10/27/97
          1,500                       5.42000                 10/28/97
         11,000                       5.67000                 10/29/97
          5,700                       5.66781                 10/30/97
          3,400                       5.62950                 10/31/97
          1,000                       5.60750                 11/03/97
          1,300                       5.60750                 11/04/97
          7,900                       5.60038                 11/05/97
          2,100                       5.54500                 11/06/97
          1,900                       5.54500                 11/07/97
         10,200                       5.70554                 11/10/97
          1,900                       5.60750                 11/11/97
         13,700                       5.60430                 11/12/97
          3,400                       5.64427                 11/13/97
            900                       5.54500                 11/17/97
          4,900                       5.59602                 11/18/97
          3,600                       5.61444                 11/19/97
          4,700                       5.54500                 11/20/97

-----------------------------              -------------------------------------
CUSIP No. 69341L106              13D           Page 7 of 7 Pages
-----------------------------              -------------------------------------



         10,800                       5.66653                 11/21/97



                               WARREN LICHTENSTEIN

                                      None.